UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. )

Concordia International Corp.
(Name of Issuer)

Limited Voting Shares
(Title of Class of Securities)

20653P102
(CUSIP Number)

September 6, 2018
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 6 Pages)
_________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20653P102	SCHEDULE 13G	Page 2 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bybrook Capital LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,939,202
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER 6,939,202
	8	SHARED DISPOSITIVE POWER N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,939,202
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 20653P102	SCHEDULE 13G	Page 3 of 6

Item 1(a).	Name of Issuer: Concordia International Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5770 Hurontario Street, Suite 310, Mississauga, Ontario, Canada, L5R 3G5

Item 2(a).	Name of Person Filing:

This statement is filed by Bybrook Capital LLP, a limited liability partnership formed under the laws of England and Wales (“Bybrook”), which serves as the investment manager (the “Investment Manager”) to certain investment funds and/or accounts (the “Funds”), with respect to the Limited Voting Shares (as defined in Item 2(d) below) held by the Funds;

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Pollen House, 10-12 Cork Street, London, United Kingdom W1S 3NP

Item 2(c).	Place of Organization: England and Wales:

Item 2(d).	Title of Class of Securities: limited voting shares (the “Limited Voting Shares”).

Item 2(e).	CUSIP Number: 20653P102

CUSIP No. 20653P102	SCHEDULE 13G	Page 4 of 6

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act,

(b) ☐	Bank as defined in Section 3(a)(6) of the Act,

(c) ☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d) ☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e) ☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

(f) ☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g) ☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h) ☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i) ☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j) ☐	Non-U.S. institution in accordance with Rule 13d- 1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________

Item 4.	Ownership.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 48,913,504 Limited Voting Shares issued and outstanding as of September 11, 2018, as reported by the Issuer in its press release, dated September 11, 2018, regarding the completion of the Issuer’s recapitalization transaction, which press release was filed as Exhibit 99.1 to the Issuer’s Report on Form 6-K filed with the SEC on September 11, 2018.

(a)	Amount beneficially owned: 6,939,202
(b)	Percent of class: 14.2%
(c)	(i)	Sole power to vote or direct the vote: 6,939,202
	(ii)	Shared power to vote or direct the vote: N/A
	(iii)	Sole power to dispose or direct the disposition: 6,939,202
	(iv)	Shared power to dispose or direct the disposition: N/A

CUSIP No. 20653P102	SCHEDULE 13G	Page 5 of 6

Bybrook hereby expressly disclaims beneficial ownership in the securities reported in this Schedule 13G and membership in a “group” as that term is described in Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

As of September 6, 2018, the Funds managed on a discretionary basis by Bybrook had the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Limited Voting Shares. One such account, Bybrook Capital Hazelton Master Fund LP, had the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Limited Voting Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 20653P102	SCHEDULE 13G	Page 6 of 6

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2018

Bybrook Capital LLP

By:	/s/ Matthew Drayton
Name:	Matthew Drayton
Title:	Chief Financial Officer